SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Board of Directors of Woori Finance Holdings Passes Resolution Relating to the

Potential Acquisition of LG Investment & Securities

The Board of Directors of Woori Finance Holdings passed a resolution agreeing to the potential acquisition of a 21.2% stake in LG Investment & Securities on September 15, 2004.

1. Board of Directors’ Resolution Details

•	BOD Date : September 15, 2004

2. Information on the Potential Acquisition Target

Item	Details
Company Name	LG Investment & Securities Co., Ltd.
CEO	Sung-Tae Kim
Shareholders’ Equity	724,812,440,000 Won
Business Domain	Securities
Address	Youngdeungpo-ku, Yoido-dong 20, Seoul, Korea

3. Acquisition Details

Item	Details
Type of Shares	Common Stock
Total Shares to be Acquired	25,877,487 shares (21.2% of the total common shares)
Date of Acquisition	To be confirmed at a later date

4. Reason for Acquisition

The acquisition of LG Investment & Securities is being pushed forth based on our efforts to strengthen the Group’s non-banking business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: September 15, 2004	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director